May 17, 2002

Putnam Variable Trust
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam Variable Trust (the "Trust"), in connection with the Registration Statement of the Trust on Form N-14 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), relating to the proposed combinations of Putnam VT International Growth Fund with Putnam VT Asia Pacific Growth Fund and Putnam VT Voyager Fund II with Putnam VT Technology Fund, each a series of the Trust. The Registration Statement relates to the issuances of shares of beneficial interest in Putnam VT International Growth Fund and Putnam VT Technology Fund (together, the "Shares") in accordance with the terms of the Agreements and Plans of Reorganization, each dated May 2, 2002, between Putnam VT International Growth Fund and Putnam VT Asia Pacific Growth Fund and between Putnam VT Voyager Fund II and Putnam VT Technology Fund (together, the "Agreements"), copies of which are attached as exhibits to the Registration Statement.

We have examined the Trust's Agreement and Declaration of Trust on file in the office of the Secretary of State of The Commonwealth of Massachusetts and the Clerk of the City of Boston and the Trust's Bylaws, as amended, and are familiar with the actions taken by the Trust's Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. The Trust is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreements, will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement and to the references to our firm in the related prospectus/proxy statements under the caption "Information about the Proposed Merger - Federal Income Tax Consequences."

                                        Very truly yours,

                                        /s/ Ropes & Gray

                                        Ropes & Gray